SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

A.       Name:                                 STAR LANE TRUST

B.       Address of Principal Business:          11901 Olive Boulevard
                                                 St. Louis, Missouri 63141
                                                 Attention:  Annette R. Carson

C.       Telephone Number:                       (314) 995-8700

D.       Name and address of agent
         for service of process:                  First Bank
                                                  11901 Olive Boulevard
                                                  St. Louis, Missouri 63141
                                                  Attention: Lisa K. Vansickle

E.       Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                  Yes   (  )        No   (X)

Item 1.           Exact name of registrant.

         Star Lane Trust

Item 2.           Name  of  state  under   th   laws  of  which  registrant  was
                  organized or created and the date of such organization of creation.

         Registrant was formed under the laws of the State of New York on January 21, 2000.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

         Registrant is a trust.
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Item 4.           Classification of registrant (face-amount certificate company, unit investment trust or management company).

         Registrant is a unit investment trust.

Item 5.           If registrant is a management company:

                  (a) state whether registrant is a "closed-end" company or an "open-end" company;

                  (b)      state   whether   registrant   is   registered  as  a
                           "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

         Not applicable.

Item 6.           Name and address of each investment advisor of registrant.

         Not applicable.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

         Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

             (a)      state the name and address of each sponsor of registrant;

             (b) state the name and address of each officer and director of each sponsor of registrant;

             (c) state the name and address of each trustee and each custodian of registrant.

             (a)      Star Lane Holdings Trust Statutory Trust
                      11901 Olive Boulevard
                      St. Louis, Missouri 63141
                      Attn. Annette R. Carson

             (b)      Trustees of Registrant's Sponsor:

                      Annette R. Carson
                      11901 Olive Boulevard
                      St. Louis, Missouri 63141

                      Lisa K. Vansickle
                      11901 Olive Boulevard
                      St. Louis, Missouri 63141

                      Frank H. Sanfilippo
                      11901 Olive Boulevard
                      St. Louis, Missouri 63141

             (c)      First Bank
                      11901 Olive Boulevard
                      St. Louis, Missouri 63141
                      Attention: Lisa K. Vansickle

Item 9.      (a)      State whether registrant is currently issuing and offering its  securities  directly to the public (yes or no).

             (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

             (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

             (d) State whether registrant has any securities currently issued and outstanding (yes or no).

             (e)      If the  answer to Item  9(d) is "yes,"  state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of of registrant's outstanding voting securities.

             (a) No.

             (b) Not applicable.

             (c) No.

             (d) Yes.

             (e) One   beneficial  owner,  Star   Lane  Holdings Trust Statutory
             Trust, owns 100% of the outstanding beneficial interests of Star Lane Trust.

Item 10.     State the current value of registrant's total assets.

             $905,625,578.82

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small company under the Small Business Investment Act of 1958 (yes or no).

             No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

                  Not applicable.

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                                   SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, First Bank, the trustee of the registrant has caused this notification of registration of Form N-8A to be duly signed on behalf of the registrant in the City of St. Louis, State of Missouri, on the 21st day of January, 2000.


                                     STAR LANE TRUST

                                     By: First Bank, Trustee

                                         By:/s/Lisa K. Vansickle
                                         -----------------------
                                               Lisa K. Vansickle, Vice President


Attest:  /s/Annette R. Carson
         --------------------
Name:       Annette R. Carson
Title:      Vice President